Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288816

Prospectus Supplement No. 3

(To Prospectus dated July 21, 2025, as supplemented by

Prospectus Supplement No. 1, dated August 22, 2025

Prospectus Supplement No. 2, dated September 4, 2025)

CERO THERAPEUTICS HOLDINGS, INC.

12,500,000 Shares of Common Stock

This prospectus supplement no. 3 (this “Prospectus Supplement”) amends and supplements the prospectus dated July 21, 2025 (as may be supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-288816). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on September 5, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock and public warrants are listed on Nasdaq Capital Market (“Nasdaq”) under the symbols “CERO” and “CEROW,” respectively. On September 4, 2025, the last quoted sale price of our common stock as reported on Nasdaq was $6.93 per share and the last quoted sale price of our public warrants as reported on Nasdaq was $0.018 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 5, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 5, 2025

CERO THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	81-4182129
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

201 Haskins Way, Suite 230, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

(650) 407-2376

Registrant’s telephone number, including area code

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CERO	Nasdaq Capital Market
Warrants, each warrant exercisable for one two-thousandth of a share of Common Stock	CEROW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On September 5, 2025, CERo Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), issued a press release announcing that the Company received Fast Track Designation from the U.S. Food and Drug Administration in relation to the Company’s lead investigational compound, CER-1236 for Acute Myeloid Leukemia (AML). A copy of the press release is attached herewith as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated September 5, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 5, 2025	CERO THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	Chief Executive Officer

Exhibit 99.1

CERo Therapeutics Receives FDA Fast Track Designation for CER-1236 in Acute Myeloid Leukemia (AML)

Regulatory milestone adds to its existing Orphan Drug Designation, creating additional regulatory and financial advantages for the Company’s lead cancer immunotherapy program

SOUTH SAN FRANSCISCO, Calif., Sept. 05, 2025 (GLOBE NEWSWIRE) -- CERo Therapeutics Holdings, Inc., (Nasdaq: CERO) (“CERo” or the “Company”) an innovative cellular immunotherapy company seeking to advance the next generation of engineered T cell therapeutics that employ phagocytic mechanisms, announces that the U.S. Food and Drug Administration (FDA) has granted Fast Track Designation to the Company’s lead investigational compound, CER-1236 for Acute Myeloid Leukemia (AML). This designation is in addition to the existing Orphan Drug Designation for the compound.

“These FDA designations are important additional validation with regard to the urgency of the condition as well as the potential that the agency sees in the existing data as submitted. Further, these designations help to decrease the potential time to market and provide additional benefits across the FDA process that are expected to prove both medically and financially valuable. We continue to believe that CER-1236 represents a truly novel approach to cancer immunotherapy and are gratified by this regulatory milestone,” said CERo Therapeutics CEO Chris Ehrlich.

FDA’s Fast Track Designation is designed to accelerate the development and review of therapies for serious or life-threatening conditions with unmet medical need. The designation provides CERo with the opportunity for increased FDA interactions, potential eligibility for priority review, and the ability to submit data on a rolling basis. Further, it also requires the Company to potentially provide expanded access to the investigational drug on an as-approved basis under pre-specified conditions.

The first-in-human, multi-center, open label, Phase 1/1b study, currently underway, is designed to evaluate the safety and preliminary efficacy of CER-1236 in patients with acute myeloid leukemia that is either relapsed/refractory, or in remission with measurable residual disease, or newly diagnosed patients with TP53 mutated MDS/AML or AML. The two-part study has begun with dose escalation to determine the highest tolerated dose and recommended dose for Phase 2, followed by an expansion phase to evaluate safety and efficacy.  Primary outcome measures include incidence of adverse events (AEs) and serious adverse events (SAEs), incidence of dose limited toxicities and estimation of overall response rate (ORR), complete response (CR), composite complete response (cCR), and measurable residual disease (MRD).  Secondary outcome measures include pharmacokinetics (PK).

About CERo Therapeutics Holdings, Inc.

CERo is an innovative immunotherapy company advancing the development of next generation engineered T cell therapeutics for the treatment of cancer. Its proprietary approach to T cell engineering, which enables it to integrate certain desirable characteristics of both innate and adaptive immunity into a single therapeutic construct, is designed to engage the body’s full immune repertoire to achieve optimized cancer therapy. This novel cellular immunotherapy platform is expected to redirect patient-derived T cells to eliminate tumors by building in engulfment pathways that employ phagocytic mechanisms to destroy cancer cells, creating what CERo refers to as Chimeric Engulfment Receptor T cells (“CER-T”). CERo believes the differentiated activity of CER-T cells may offer advantages compared with currently approved CAR-T therapies and could potentially extend the reach of cellular immunotherapy to both hematologic malignancies and solid tumors. CERo has commenced clinical trials for its lead product candidate CER-1236 for hematological malignancies.

Forward-Looking Statements

This communication contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations of CERo. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When CERo discusses its strategies or plans, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, CERo’s management.

Actual results could differ from those implied by the forward-looking statements in this communication. Certain risks that could cause actual results to differ are set forth in CERo’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and the documents incorporated by reference therein. The risks described in CERo’s filings with the Securities and Exchange Commission are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can CERo assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements made by CERo or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. CERo undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Chris Ehrlich
Chief Executive Officer
chris@cero.bio

Investors:

CORE IR
investors@cero.bio